Exhibit 21

SUBSIDIARIES OF COHU, INC.

LEGAL ENTITY NAME	INCORPORATION

Delta Design, Inc. (1)	Delaware
FRL, Incorporated	California
Delta Design (Littleton), Inc.	Delaware
Cohu Foreign Sales Ltd.	Barbados

(1) Delta Design, Inc. owns the following subsidiaries:

Delta Design Luxembourg S.à r.l	Luxembourg
Delta Design Singapore PTE LTD	Singapore
Delta Design Philippines LLC	Delaware
Cohu S.A.
Delta Design Europe GmbH
Rasco GmbH	Germany
Rosenheim Automation Systems Corporation	California
Ismeca Semiconductor Holding SA (2)	Switzerland

(2) Ismeca Semiconductor Holding SA owns the following subsidiaries:

Ismeca Europe Semiconductor SA	Switzerland
CDF Holding USA	Delaware
Ismeca USA, Inc.	California
Cohu Malaysia Sdn. Bhd.	Malaysia
Ismeca Semiconductor (Suzhou) Co Ltd	China